[RELIASTAR LETTERHEAD]                                    [RELIASTAR LETTERHEAD]



February 29, 2000



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:  ReliaStar Select Variable Account
     ReliaStar Life Insurance Company

Ladies and Gentlemen:

We hereby respectfully request withdrawal of Post-Effective Amendment No. 11 (the "Amendment") to the Form N-4 registration statement, file No. 33-69892 (the "Registration Statement"), filed January 14, 2000.

The Amendment was filed to add disclosure pertaining to two optional riders to the variable annuity contracts that are registered by the Registration Statement. The contract as modified by the optional riders would have been offered by a new, second form of Prospectus filed as part of the Amendment. However, the Company has elected to file an entirely new registration statement to register the contracts as modified by the riders. This registration statement was filed with the Commission on February 14, 2000. As such, the Company requests withdrawal of the Amendment.

You can contact me with any questions at (612) 372-5512.

Sincerely yours,



Stewart D. Gregg
Counsel